UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Popeyes Louisiana Kitchen, Inc.

(Name of Subject Company)

Popeyes Louisiana Kitchen, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

732872106

(CUSIP Number of Class of Securities)

Harold M. Cohen

General Counsel, Chief Administrative Officer and Corporate Secretary

Popeyes Louisiana Kitchen, Inc.

400 Perimeter Center Terrace, Suite 1000

Atlanta, Georgia 30346

(404) 459-4450

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

William C. Smith, III

King & Spalding LLP

1180 Peachtree Street

Atlanta, Georgia 30309

(404) 572-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Popeyes Louisiana Kitchen, Inc., a Minnesota corporation (“Popeyes”), filed with the United States Securities and Exchange Commission (the “SEC”) on February 27, 2017 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Orange, Inc., a Minnesota corporation (“Purchaser”) and an indirect subsidiary of Restaurant Brands International Inc., a corporation existing under the laws of Canada (“Parent”), for any and all outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Popeyes, at a price of $79.00 per Share, in cash and without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on February 27, 2017.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3. Past Contacts, Transaction, Negotiations and Agreements

Item 3 of the 14D-9 is hereby amended and supplemented by:

•	Inserting the following sentence at the end of the second paragraph on page 2 of the Schedule 14D-9 under the section entitled “Arrangements between the Company and its Executive Officers, Directors and Affiliates”:

Following the execution of the Merger Agreement, representatives of Parent have engaged in preliminary discussions regarding possible future employment arrangements with one or more of the Company’s named executive officers, but have not reached any definitive agreements in these discussions.

Item 4. The Solicitation or Recommendation.

Item 4 of the 14D-9 is hereby amended and supplemented by:

•	Amending and restating the table in the subsection entitled “November 2016 Projections” on page 32 of the Schedule 14D-9 with the following table:

	Fiscal Year
	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E
	(in millions)
Base Case:
Operating Revenue(1)	$264	$266	$285	$310	$339	$372	$404	$432	$451	$464	$477
G&A	(90)	(99)	(99)	(107)	(114)	(122)	(129)	(136)	(142)	(148)	(153)
Operating EBITDA(2)	89	97	111	124	138	152	165	174	183	189	195
Less Depreciation & Amortization	(10)	(15)	(13)	(12)	(12)	(9)	(8)	(8)	(8)	(8)	(8)
Other Income (Expense)(3)	(4)	(6)	(1)	0	0	0	0	0	0	0	0
Adjusted EBIT	74	76	96	111	126	144	157	166	174	181	186
Taxes	(28)	(29)	(37)	(42)	(48)	(55)	(59)	(63)	(66)	(69)	(71)
Tax-effected adjusted EBIT	46	47	60	69	78	89	97	103	108	112	115
Depreciation & Amortization	10	15	13	12	12	9	8	8	8	8	8
(Increase)/Decrease in Net Working Capital(4)	0	0	0	1	1	1	1	1	0	0	0
Capital Expenditures	0	(13)	(9)	(13)	(17)	(7)	(21)	(11)	(3)	(3)	(3)
Free Cash Flow(5)	0	49	64	69	74	92	85	102	114	118	121

Upside Case:
Operating Revenue(1)	$264	$266	$291	$324	$362	$402	$438	$469	$495	$517	$534
G&A	(90)	(99)	(100)	(108)	(117)	(127)	(136)	(144)	(152)	(159)	(164)
Operating EBITDA(2)	89	97	113	130	148	168	182	194	204	212	218
Less Depreciation & Amortization	(10)	(15)	(13)	(12)	(12)	(9)	(8)	(8)	(8)	(8)	(8)
Other Income (Expense)(3)	(4)	(6)	(1)	0	0	0	0	0	0	0	0
Adjusted EBIT	74	75	98	117	137	159	174	186	196	204	210
Taxes	(28)	(29)	(37)	(45)	(52)	(60)	(66)	(71)	(74)	(77)	(80)
Tax-effected adjusted EBIT	46	47	61	73	85	99	108	115	121	126	130
Depreciation & Amortization	10	15	13	12	12	9	8	8	8	8	8
(Increase)/Decrease in Net Working Capital(4)	0	0	1	1	1	1	1	1	1	1	0
Capital Expenditures	0	(17)	(14)	(20)	(20)	(7)	(18)	(14)	(13)	(11)	(9)
Free Cash Flow(5)	0	46	60	66	77	102	99	110	118	124	130

Downside Case:
Operating Revenue(1)	$264	$266	$277	$293	$309	$327	$342	$355	$368	$379	$389
G&A	(90)	(100)	(99)	(105)	(112)	(118)	(123)	(128)	(133)	(137)	(140)
Operating EBITDA(2)	89	94	103	113	122	131	138	143	147	152	157
Less Depreciation & Amortization	(10)	(15)	(13)	(12)	(12)	(9)	(8)	(8)	(8)	(8)	(8)
Other Income (Expense)(3)	(4)	(6)	(1)	0	0	0	0	0	0	0	0
Adjusted EBIT	74	74	89	100	110	123	129	134	139	144	148
Taxes	(28)	(28)	(34)	(38)	(42)	(47)	(49)	(51)	(53)	(55)	(56)
Tax-effected adjusted EBIT	46	46	55	62	68	76	80	83	86	89	92
Depreciation & Amortization	10	15	13	12	12	9	8	8	8	8	8
(Increase)/Decrease in Net Working Capital(4)	0	0	0	0	0	0	0	0	0	0	0
Capital Expenditures	0	(12)	(4)	(4)	(4)	10	(4)	(4)	(4)	(4)	(4)
Free Cash Flow(5)	0	49	64	71	76	95	85	88	90	93	96

(1)	Defined as the sum of revenues from Company operated restaurants, and domestic and international franchised restaurants.
(2)	Defined as net income before accounting for interest expense, taxes, depreciation, amortization and restructuring expenses.
(3)	Represents restructuring expenses net of certain other income items.
(4)	Defined as current assets plus accounts receivable, minus current liabilities plus accounts payable.
(5)	Defined as tax-effected adjusted EBIT plus depreciation and amortization, minus capital expenditures, minus (plus) any increase (decrease) in net working capital. Adjusted EBIT is calculated as operating EBITDA minus depreciation and amortization and restructuring expenses and plus other income. Assumes a tax rate of 38.0%.

•	Deleting the last sentence of the first paragraph and amending and restating the table in the subsection entitled “February 2017 Projections” on page 33 of the Schedule 14D-9 with the following table:

	Fiscal Year
	2017E	2018E	2019E	2020E	2021E
	(in millions)
Base Case:
Operating Revenue(1)	$269	$285	$310	$339	$372
G&A	(99)	(99)	(107)	(114)	(122)
Operating EBITDA(2)	97	111	124	138	152
Less Depreciation & Amortization	(11)	(13)	(13)	(12)	(12)
Other Income (Expense)	(3)	(1)	0	0	0
Adjusted EBIT	83	96	111	126	140
Taxes	28	33	38	43	49
Interest Expense	9	10	11	12	12
Tax-Effected Adjusted EBIT	51	60	69	78	87
Net Income	46	54	62	71	79
Depreciation & Amortization	11	13	13	12	12
(Increase)/Decrease in Net Working Capital(3)	(4)	(1)	0	0	1
Capital Expenditures	(13)	(9)	(13)	(17)	(20)
Free Cash Flow(4)	45	63	69	74	80

Upside Case:
Operating Revenue(1)	$269	$294	$329	$369	$412
G&A	(99)	(100)	(108)	(117)	(127)
Operating EBITDA(2)	97	113	130	148	168
Less Depreciation & Amortization	(11)	(13)	(13)	(12)	(12)
Other Income (Expense)	(3)	(1)	0	0	0
Adjusted EBIT	83	99	117	136	156
Taxes	28	33	39	46	52
Interest Expense	9	12	14	16	18
Tax-Effected Adjusted EBIT	51	61	72	84	96
Net Income	46	54	64	74	85
Depreciation & Amortization	11	13	13	12	12
(Increase)/Decrease in Net Working Capital(3)	(4)	0	1	1	1
Capital Expenditures	(17)	(14)	(20)	(20)	(20)
Free Cash Flow(4)	41	60	66	77	89

(1)	Defined as the sum of revenues from Company operated restaurants, and domestic and international franchised restaurants.
(2)	Defined as net income before accounting for interest expense, taxes, depreciation, amortization and restructuring expenses.
(3)	Defined as current assets plus accounts receivable, minus current liabilities plus accounts payable.
(4)	Defined as tax-effected adjusted EBIT plus depreciation and amortization, minus capital expenditures, minus (plus) any increase (decrease) in net working capital. Adjusted EBIT is calculated as operating EBITDA minus depreciation and amortization and restructuring expenses and plus other income. Assumes a tax rate of 38.0%.

•	Amending and restating the paragraph beginning with “Base Case DCF” starting on page 37 of the Schedule 14D-9 by replacing the current paragraph with the following:

Base Case DCF. UBS calculated a range of implied present values (as of February 20, 2017) of the base case standalone unlevered after-tax free cash flows (calculated as EBITDA less capital expenditures and adjusted for changes in working capital) that management of Popeyes forecasted Popeyes to generate from February 20, 2017 through fiscal year 2026 (as described in “—Certain Unaudited Prospective Financial Information”) and of terminal values for Popeyes by discounting those cash flows and terminal values by Popeyes’ estimated weighted average cost of capital of 7.5% to 8.5% and adjusting the values for Popeyes’ net debt of $148.2 million as of December 31, 2016. Terminal values were derived by applying terminal value EV/EBITDA multiples ranging from 10x to 12x to an estimate of Popeyes’ EBITDA in the year 2026, as forecasted by management of Popeyes in the base case projections. UBS selected the range of terminal value multiples based on the EV/EBITDA multiples of the publicly traded companies analyzed for the purposes of the selected companies analysis described above. The base case discounted cash flow analysis implied a value range per fully diluted Share of $62.02 to $76.44, with a midpoint of $68.96.

•	Amending and restating the fourth paragraph of the subsection entitled “Miscellaneous” on page 38 of the Schedule 14D-9:

Under the terms of UBS’ engagement, Popeyes has agreed to pay UBS a quarterly fee of $100,000, a $1.5 million fee in connection with the delivery of UBS’ fairness opinion, and an aggregate fee of approximately $22.7 million for its financial advisory services which is contingent upon consummation of the Transaction, against which any paid quarterly fees and the opinion fee will be credited. In addition, Popeyes agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. In the past, UBS and its affiliates have provided investment banking services to Popeyes, Parent and certain of their respective affiliates and shareholders, including 3G (an affiliate of Parent), unrelated to the Transaction, for which UBS and its affiliates received compensation. In the past three years, UBS has not received any compensation directly from Popeyes (other than as disclosed above), Parent or 3G for any M&A financial advisory or other investment banking services (not including equities and fixed income trading). In the past three years, UBS has participated as a lender to affiliates of 3G in transactions unrelated to the Transaction, for which it has received customary fees. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Popeyes, Parent or their affiliates, and, accordingly, may at any time hold a long or short position in such securities.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Item 5 of the 14D-9 is hereby amended and supplemented by:

•	Amending and restating “Item 5. Person/Assets Retained, Employed, Compensated or Used” on page 38 of the Schedule 14D-9 by replacing it with the following:

Pursuant to the terms of UBS’ engagement, the Company has agreed to pay UBS a cash transaction fee equal to 1.25% of the transaction value (as calculated pursuant to the Company’s agreement with UBS) which cash transaction fee currently is estimated to be approximately $22.7 million and is contingent upon consummation of the Offer. Pursuant to the terms of UBS’ engagement, a quarterly engagement fee became payable to UBS, equal to $100,000 per quarter beginning January 1, 2017, which fee will be credited against the cash transaction fee. In connection with UBS’ engagement, a cash opinion fee of $1.5 million became payable to UBS upon delivery of UBS’ fairness opinion, which fee will be credited against the cash transaction fee. In addition, the Company has agreed to reimburse UBS for certain out-of-pocket expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against certain liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. Subject to certain limited exceptions, if the Company receives any payment in connection with the termination of the Merger Agreement and the transactions it contemplates, then the Company must pay UBS an amount equal to 25%, less expenses, of the termination fee under the Merger Agreement.

In addition to UBS, the Company also engaged Genesis to assist the Company in its analysis of potential strategic alternatives and to provide additional financial advice in connection with the transaction.

Pursuant to the terms of Genesis’ engagement, the Company has agreed to pay Genesis a cash transaction fee equal to 0.28% of the transaction value, which cash transaction fee currently is estimated to be approximately $5.1 million and is contingent upon completion of the Transaction. In connection with Genesis’ engagement, a monthly engagement fee became payable to Genesis upon the beginning of Genesis’ engagement, equal to $100,000 per month for each of February and March, 2017, and $20,000 per month thereafter, which fee will be credited against the cash transaction fee. In addition, the Company has agreed to reimburse Genesis for certain out-of-pocket expenses and to indemnify Genesis against certain liabilities arising out of its engagement. In the past three years, Genesis has provided investment banking services to the Company unrelated to the Transaction for which the Company paid Genesis approximately $85,000. In the past three years, Genesis did not provide any investment banking services to Parent, 3G, or any affiliates of 3G.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain, or compensate any person to make solicitations or recommendations to Company shareholders with respect to the Offer, the Merger or related matters.

Item 8. Additional Information.

Item 8 of the 14D-9 is hereby amended and supplemented by:

•	Amending and restating the subsection entitled “Legal Proceedings” on page 44 of the Schedule 14D-9:

Legal Proceedings

A purported class action complaint related to the Merger has been filed in the United States District Court for the District of Minnesota on behalf of a putative class of the Company’s public shareholders. The complaint, filed on March 6, 2017, is captioned: Parshall v. Popeyes Louisiana Kitchen, Inc., et al., Case No. 17 Civ. 00700. The complaint names as defendants the Company, the Popeyes Board, Parent, Intermediate Parent, and Purchaser. The complaint generally alleges that the Company, the Popeyes Board, Parent, Intermediate Parent and Purchaser violated federal securities laws by failing to disclose material information in this Schedule 14D-9. The complaint seeks, among other things, injunctive relief preventing the consummation of the Merger, damages, and an award of plaintiffs’ expenses and attorneys’ fees. On March 10, 2017, plaintiff filed a motion seeking to preliminarily enjoin the closing of the Offer and the Merger. Defendants believe that the claims respectively asserted against them are without merit.

The Company is hereby disclosing certain additional information (the “Supplemental Disclosures”) in response to the class action complaint and solely for the purpose of mooting the allegations contained therein and plaintiff’s motion for a preliminary injunction. The Company denies the allegations of the class action complaint, and denies any violations of law. The Company believes that the Schedule 14D-9 disclosed all material information, and denies that the Supplemental Disclosures are material, or are otherwise required. The Company is disclosing the Supplemental Disclosures solely for the purpose of avoiding the expense and burden of litigation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Popeyes Louisiana Kitchen, Inc.

By:	/s/ Harold M. Cohen
Name:	Harold M. Cohen
Title:	General Counsel, Chief Administrative Officer and Corporate Secretary

Dated: March 15, 2017